EXHIBITS

Exhibit Number	Page

Copies of the disclosure letters that PLDT Inc. (the “Company”) filed on August 13, 2024 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the following matters:

(a)
Declaration of a cash dividend in the amount of P50.00 per outstanding share of Common Stock of the Company payable on September 11, 2024 to the holders of record as of August 27, 2024.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2024, which are sufficient to cover the total amount of dividend declared;

(b)
Declaration of a cash dividend in the amount of P2,437,500.00 on all of the outstanding shares of the Voting Preferred Stock of the Company for the quarter ending October 15, 2024 and payable on October 15, 2024 to the holder of record as of September 16, 2024.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2024, which are sufficient to cover the total amount of dividend declared;

(c)
Declaration of a cash dividend in the amount of P12,420,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter ending September 15, 2024, payable on September 15, 2024 to the holder of record as of August 28, 2024.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2024, which are sufficient to cover the total amount of dividend declared;

6

(d)
Resignation of a director, election of a director and confirmation of the appointment of an officer; and

(e)
Press release in connection with the Company’s financial and operational results for the six months ended June 30, 2024.

August 13, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C regarding the declaration of a regular cash dividend of P50.00 per outstanding share of Common Stock of the Company payable on September 11, 2024 to the holders of record as of August 27, 2024.

This submission shall serve as our compliance with the PSE’s Revised Disclosure Rules and the Securities Regulation Code.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,370 As of July 31, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
August 13, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 13, 2024, the Board declared a regular cash dividend of P50.00 per outstanding share of Common Stock of the Company payable on September 11, 2024 to the holders of record as of August 27, 2024.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2024, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

August 13, 2024

August 13, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C regarding the declaration of a cash dividend in the amount of P2,437,500.00 on all of the outstanding shares of the Voting Preferred Stock of the Company for the quarter ending October 15, 2024 and payable on October 15, 2024 to the holder of record as of September 16, 2024.

This submission shall serve as our compliance with the PSE’s Revised Disclosure Rules and the Securities Regulation Code.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,370 As of July 31, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
August 13, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 13, 2024, the Board declared a cash dividend in the amount of P2,437,500.00 on all of the outstanding shares of the Voting Preferred Stock of the Company for the quarter ending October 15, 2024 and payable on October 15, 2024 to the holder of record as of September 16, 2024.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2024, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

August 13, 2024

August 13, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C regarding the declaration of a cash dividend in the amount of P12,420,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter ending September 15, 2024, payable on September 15, 2024 to the holder of record as of August 28, 2024.

This submission shall serve as our compliance with the PSE’s Revised Disclosure Rules and the Securities Regulation Code.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,370 As of July 31, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
August 13, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 13, 2024, the Board declared a cash dividend in the amount of P12,420,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter ending September 15, 2024, payable on September 15, 2024 to the holder of record as of August 28, 2024.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2024, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

August 13, 2024

August 13, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C regarding the resignation of a director, election of a director, and confirmation of appointment of an officer.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,370 As of July 31, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
August 13, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 4 (Resignation, Removal or Election of Directors or Officers)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 13, 2024:

a.
The Board accepted the resignation of Mr. Naoki Wakai as director of the Company, effective at the close of business on August 12, 2024. The Board expressed its gratitude to Mr. Wakai for his invaluable contribution and wished him continued success in his other endeavors.

The resignation of Mr. Wakai is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operations.

b.
As recommended by the Governance, Nomination and Sustainability Committee which conducted the screening process and determined that director-nominee Mr. Kazutoshi Shimizu possesses all the qualifications and has none of the disqualifications for directorship, the Board elected Mr. Kazutoshi Shimizu as director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office, Mr. Naoki Wakai.

Mr. Shimizu is the Vice President of Global Strategy and Corporate Planning of NTT Communications Corporation (“NTT Com”). He has played a pivotal role in the global business expansion of NTT Com during the last decade. He also held a senior position at the Global Business Office of NTT Holdings Company and had contributed to the growth of the NTT Group. Mr. Shimizu also served as the Vice President of NTT Com’s Smart World Business from 2022 to 2024 and as a director of NTT Com’s Global Business Office from 2011 to 2022.

Mr. Shimizu graduated with a Bachelor’s Degree in Mechanical Engineering from the University of Tokyo (1998), and holds a Master’s Degree in Mechanical Engineering from the University of Tokyo (2000), and a Master’s Degree in Business Administration from the University of London School of Business (2007).

c.
The Board approved the appointment of Mr. Andrew T. Atienza as First Vice President/Head of Supply Chain Management, effective July 16, 2024.

Mr. Atienza has almost 30 years of experience in the areas of supply chain planning, and procurement, administration, and materials management. Prior to Mr. Atienza’s appointment as First Vice President/Head of Supply Chain Management of the Company, he was the First Vice President/Head of Supply Chain Management of Smart Communications, Inc.

Mr. Atienza graduated with a Bachelor of Science Degree in Commerce-Marketing from the Far Eastern University.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

August 13, 2024

August 13, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with PSE’s Revised Disclosure Rules, we submit herewith the press release of PLDT Inc. (the “Company”) in connection with the Company’s financial and operating results for the six months ended June 30, 2024.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,370 As of July 31, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
August 13, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 13, 2024, the Board approved the Company’s unaudited consolidated financial statements for the six months ended June 30, 2024. A copy of the press release is attached herewith.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

August 13, 2024

FINANCIAL AND OPERATING RESULTS FOR

1H2024 WITH COMPARATIVES FOR 1H2023

CONSOLIDATED GROSS SERVICE REVENUES ROSE 4% TO ₱103.4B IN 1H24,
NET SERVICE REVENUES GREW 3% TO ₱ 96.9B

EXCLUDING LEGACY REVENUES, NET SERVICE REVENUES UP 7%

DATA/BROADBAND NOW 83% OF SERVICE REVENUES, UP 4% TO ₱ 80.5B

CONSOLIDATED EBITDA 3% HIGHER AT ₱ 53.9B

EBITDA MARGIN AT 52%

1H 2024 TELCO CORE INCOME GREW 3% TO ₱ 18.014B

REPORTED NET INCOME STABLE AT ₱ 18.413B

TELCO CORE EPS AT ₱83; REPORTED EPS AT ₱85;

INTERIM DIVIDENDS OF ₱50 PER SHARE,

REPRESENTING 60% PAYOUT

INDIVIDUAL WIRELESS REVENUES HIGHER BY 4% AT ₱41.9B

MOBILE DATA REVENUES UP 8% TO ₱37.1B

ACTIVE MOBILE DATA USERS GREW TO 40.5M

FIBER-ONLY REVENUES ROSE 7% TO ₱27.6B

HOME REVENUES STABLE AT ₱ 30B

CHURN IMPROVED TO 1.52%

CORPORATE DATA/ICT REVENUES UP BY 7% TO ₱17.4B

ENTERPRISE REVENUES 4% HIGHER AT ₱24B

1H2024 CAPEX AT ₱35.1B VS ₱40.8B LAST YEAR

CAPEX INTENSITY AT 34%

MAYA BANK LEADS INDUSTRY WITH 4M DEPOSITORS AND ₱32.8B DEPOSITS,

LOANS DISBURSED LTD ₱46.8B

PLDT IS TOP PH TELCO ON FORTUNE SEA 500 RANKING

PLDT COP (COMMUNICATION ON PROGRESS) REINFORCES COMMITMENT TO UNITED NATIONS GLOBAL COMPACT PRINCIPLES

MANILA, Philippines 13th August 2024 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced that its Gross Service Revenues grew by 4% or ₱4.2 billion to ₱103.4 billion, while Consolidated Service Revenues (net of interconnect costs) grew by 3% or ₱2.4 billion to ₱96.9 billion in the first half of 2024. Data and broadband, which grew by 4% or ₱3.0 billion to ₱80.5 billion, contributed 83% to Consolidated Service Revenues. Excluding the drag from legacy revenues, Consolidated Service Revenues were higher by 7%.

“Even as we continue to face challenges—among these geopolitical uncertainties, significant gravity in the telco space, and an increasingly competitive telco landscape—we remain determined to do our best to grow the business,” said Manuel V. Pangilinan, PLDT and Smart Chairman and CEO.

Consolidated EBITDA grew by 3%, or ₱1.8 billion, year-on-year to ₱53.9 billion in the first six months of 2024. EBITDA margin was at 52% for the period.

Telco Core Income, excluding the impact of asset sales and losses from Maya Innovations Holdings, reached ₱18 billion, up by 3% or ₱0.5 billion from the same period last year.

Reported Income was stable at ₱18.4 billion in the first half of 2024.

Telco Core EPS was at ₱83, while Reported EPS reached ₱85. Dividend payout of 60% of Core EPS was approved by the PLDT Board also today, translating into ₱50 dividends per share.

Consolidated Net Debt as of end-June 2024 amounted to ₱252.7 billion, while Net Debt-to-EBITDA stood at 2.38x. Gross Debt stood at ₱265.4 billion, with maturities well spread out. 15% of Gross Debts are denominated in U.S. dollars and 5% are unhedged. PLDT credit ratings from Moody’s and S&P Global remain at investment grade.

PLDT was cited among 38 Filipino firms in the maiden Fortune Southeast Asia (SEA) 500 list, which ranks the largest companies in Southeast Asia in terms of total revenues for the 2023 fiscal year. PLDT emerged as the top Philippine telco to land on the list, and the 6th largest telco in Southeast Asia. It took 11th place as the highest performing Philippine company, and 97th place across all sectors in the regional rankings.

PLDT is also the sole telco partner in the Philippines for the International Telecommunication Union’s (ITU) Digital Transformation Centres (DTC) Initiative in the Philippines, which is implemented by the Department of Information and Communications Technology (DICT). Through this collaboration with the ITU and the DICT on the DTC Initiative, the PLDT Group renews its commitment to driving digital innovation to unlock sustainable progress for all Filipinos.

Individual Wireless: Mobile data continues to underpin growth

PLDT’s Individual Wireless segment posted revenues of ₱41.9 billion in the first half, higher year-on-year by 4% or by ₱1.7 billion.

Mobile data revenues, which now account for 89% of total Individual Wireless revenues, grew by 8% or ₱2.6 billion to ₱37.1 billion year-on-year.

Active data users stood at 40.5 million, with average data usage per subscriber being at 11.6 GB, versus 10.5 GB in the same period last year. Mobile data traffic increased by 11% year-on-year to 2,641 Petabytes.

In Q2 2024, Smart launched eSIM upgrades for physical SIMs and the TNT Tiktok Saya product. To drive 5G adoption, Smart launched device financing for 5G phones with various bank partners.

Initiatives to accelerate growth momentum for the segment include best value offers and geo-targeted campaigns, leveraging site roll outs and capacity expansion, and the transformation of customer care into a tech driven center of excellence.

As an official broadcast partner of the Olympic Games Paris 2024, Smart enabled Filipinos to join the journey of Filipino Olympians via a comprehensive live digital coverage of the Games via the Smart LiveStream App which broadcast the Games 24/7 for free, alongside the Smart Sports social media page, which also streamed select events. PLDT and Smart have also been longtime supporters of Filipino athletes in their global quest for excellence in their respective sports, including champion gymnast Carlos Yulo, who won two Olympic gold medals in Paris; boxers Nesthy Petecio and Aira Villegas; and Smart Omega Empress, the Smart-backed all-female Mobile Legends Bang Bang (MLBB) esports team who won the recent MLBB Women’s Invitational 2024 in Riyadh, Saudi Arabia.

As of the end of June 2024, Smart had registered 60.8 million mobile subscribers.

Home: Fiber revenues continue to climb

PLDT Home posted fiber-only service revenues of ₱27.6 billion in the first half of 2024, marking a 7% year-on-year increase, or an incremental ₱1.8 billion. Fiber-only revenues now account for 92% of total PLDT Home’s first half 2024 revenues of ₱30.0 billion.

Total fiber subscribers as of end-June 2024 stood at 3.2 million, driven by PLDT’s Fiber network now spans over 1.15 million cable kilometers of fiber covering over 20,000 barangays nationwide, making it the largest in the country.

PLDT Home re-accelerate port rollouts starting this year. In tandem with this, it focused on improving the pace of fiber installations. These should translate to higher gross adds going forward. From May to June, PLDT saw a 20% increase in fiber installs.

Innovative product launches and enhanced digital services have driven an increase in Fiber average revenue per unit (ARPU) to ₱1,500 for 2Q 2024 - higher compared with the previous year. PLDT’s renewed focus on quality of service has also delivered an industry-best churn rate of 1.52% in the second quarter of 2024.

On the back of the launch of the country’s first Gigabit Fiber plans that offer ultra-fast connectivity speeds of up to 10Gbps last February, PLDT makes home internet accessible to more families through affordable and flexible payment solutions on both Fiber and fixed wireless technologies.

For a postpaid option, Fiber Plan 899, provides families with unlimited fiber at speeds up to 35Mbps, making it an attractive option for those seeking reliable internet at home.

Furthermore, PLDT Home has expanded its prepaid offerings, allowing even more households to enjoy broadband connectivity. Customers can experience Prepaid Fiber for only ₱99 for a full day of unlimited fiber internet access. For those needing instant internet solutions, the Prepaid Home WiFi device powered by LTE is available for as low as ₱995, inclusive of 15 days of unlimited WiFi.

PLDT Home is also enhancing its Fiber Unli All plans. This all-in-one broadband service bundles Fiber, Cignal, and Smart mobile calling, providing users with faster fiber speeds and an enhanced UnliFam calling circle, which allows for unlimited calls between landline and mobile, as well as mobile-to-mobile calls for up to five (5) enrolled Smart or TNT SIMs.

As PLDT Home continues to innovate and expand, it will remain dedicated to providing families across the Philippines with reliable and high-quality internet services so Filipinos can live better lives at home.

Enterprise: Customer digital transformation fueling Data and ICT growth

PLDT Enterprise, the corporate business arm of PLDT, delivered strong results in the first half of 2024, achieving ₱24.0 billion in service revenues. This performance was driven by consistent and accelerating growth across its core connectivity and ICT business segments.

Growth in the segment were registered for core connectivity including SD-WAN and fiber revenues, Accelerating growth was also recorded in revenues from Application-to-Person (A2P) and Internet of Things (IoT).

On the digital solutions front, the growing adoption of data center services and customer-attuned delivery of cloud solutions continue to drive the growth of ePLDT, the ICT subsidiary of PLDT. Robust growth was driven by cloud technology services, cybersecurity solutions, and Managed IT Services.

VITRO Inc., the data center subsidiary of ePLDT, has seen increases in colocation revenues in the first half of the year. VITRO Santa Rosa (VSR), the country’s largest hyperscale facility, was energized in July and will soon serve telcos, enterprises, and hyperscalers, with an initial power capacity of 20MW by the end of the year. Once fully operational, VSR will double the PLDT Group's total facility capacity to about 100MW. This expansion underscores the PLDT Group's value as a critical infrastructure asset in the Philippines' digital transformation landscape.

PLDT Enterprise is committed to the success of its customers by providing solutions that matter. By leveraging cutting-edge technology and fostering digital transformation, PLDT ensures its customers to thrive in an increasingly connected world.

Network: Extensive Network Reach

The PLDT Group’s fiber footprint remains unparalleled and the most extensive in the Philippines. Homes passed reached 18.13 million in 71% of the country’s towns and 91% of total provinces.

Smart’s combined 5G/4G network covers around 97% of the material population.

Capex for the first half of 2024 amounted to ₱35.1 billion, compared with ₱40.8 billion last year. Capex intensity ratio (capex as a percentage of service revenues) was at 34%, versus 41% last year.

Maya Highlights

Maya’s banking user base has soared, reflecting its strong market strategy and product appeal. As of end-June 2024, deposit balances grew to ₱32.8 billion, driven by Maya’s rewarding proposition of innovative savings products and higher interest rates linked to everyday spending. Meanwhile, the number of borrowers surged to 1.2 million, and bank customers increased to 4 million.

The company has scaled its lending profitably, with Maya Bank turning cashflow positive in the second quarter of the year. Loan disbursements life-to-date rose to ₱46.8 billion as of end-June 2024, and this is expected to grow with strategic initiatives such as device financing with PLDT and Smart, and loan channeling with Tala.

Maya also secured an exclusive voting partnership with the top reality TV show Pinoy Big Brother. Through our app, viewers can vote to save their favorite housemate while simultaneously promoting financial education and fostering a culture of savings.

As Maya scales its banking business, it also solidifies its position as the Philippines’ digital payment backbone. Maya is the number one processor of payment transactions for credit and debit cards and QRPH transactions for consecutive years, based on Visa and BancNet data.

Sustainability

The PLDT Group completed its 2023 Sustainability Report and Communication on Progress to the United Nations Global Compact (UNGC). These disclosures underscore the Group’s continuing commitment to embed sustainability in its business operations and align with global principles on human rights, labor, environment, and anti-corruption.

Further to its active participation in the UNGC, PLDT remained part of the FTSE4Good Index, as an affirmation of its continuing alignment with global best practices on environmental, social, and governance management performance.

Environmental

In line with its advocacy for a circular economy, PLDT and Smart participated in relevant industry and policy legislation activities, through engagements with the Makati Business Club and the House Committee on Economic Affairs.

This complements its ‘Be Kind. Recycle.’ e-waste campaign which involves a scaled-up collection effort with 115 activated e-waste collection sites at the end of the first half of 2024, including the deployment in SM malls nationwide.

PLDT and Smart conducted a workshop with resource experts from the Department of Environment and Natural Resources (DENR) to enhance organizational knowledge and understanding of environmental regulations and the impact of network operations on the country’s natural resources.

The PLDT Group has also been working closely with the Government and other stakeholders to deliver relief and communications assistance during disasters, such as the recent #CarinaPH, and to strengthen the country’s climate adaptation and disaster resilience.

Social

During the quarter, PLDT and Smart conducted various initiatives to promote empowerment of vulnerable sectors, including women and persons with disabilities. The Group participated in a panel session with the Philippine Business Coalition for Women

Empowerment (PBCWE) highlighting the importance of gender equality, and diversity, equity and inclusion in the workplace. The Group’s security service providers conducted disability awareness and sensitivity training to ensure effective communication and customer care as frontliners.

The PLDT Group continues to promote the rights of children to a safe online environment. The Group’s pioneering child protection platform has already blocked over 1 million URLs and online content linked to online sexual abuse and exploitation of children from June 2021 until end-June 2024.

To help narrow the digital divide, PLDT and Smart also continue to work with the government on various programs that enable access and upskilling of micro, small, and medium-sized enterprises (MSMEs) and vulnerable sectors as they participate more actively in the digital economy. Their eBiznovation and Digital Farmers Programs have already reached more than 21,000 MSMEs and over 12,000 farmers, respectively.

As schools opened for the new school year, the PLDT Group remains at the forefront of promoting digital solutions for inclusive education through its School-in-a-Bag program. This program leverages on the use of technology to foster resilient modes of learning and has since benefited over 600 schools, 11,000 educators, and 116,000 students, including children.

Governance

To reinforce the PLDT Group Supplier Code of Conduct and Corporate Governance policies, the Group conducted a sustainability forum with local and foreign tier-one suppliers representing over 55% of PLDT and Smart 2023 spend. Topics discussed included the sustainability roadmap, cybersecurity, data privacy, business continuity and resiliency and environment and occupational health and safety.

Safeguarding the rights of their customers to privacy and online safety, PLDT and Smart have prevented close to 40 billion cyber attacks and data breaches and blocked access to more than 28 billion malicious domains and more than 32 million SMShing messages

Outlook

“With the all-time highs delivered in recent periods behind us, we turn to the future that we are tasked to build for PLDT with careful optimism. As we continue our pursuit of higher shareholder values, our focus on exceptional service to our customers remains intense. We continue to be confident that, as before, we will make it through with the perseverance, dedication, and innovation of our people,” Pangilinan said.

X X X

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at June 30, 2024 and December 31, 2023

(in million pesos)

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	305,639	287,103
Right-of-use assets	37,101	32,717
Investments in associates and joint ventures	52,567	50,308
Financial assets at fair value through profit or loss	701	578
Debt instruments at amortized cost – net of current portion	370	395
Investment properties	1,317	1,315
Goodwill and intangible assets	64,313	64,335
Deferred income tax assets – net	15,158	18,172
Derivative financial assets – net of current portion	323	96
Prepayments and other nonfinancial assets – net of current portion	80,515	80,365
Contract assets – net of current portion	538	531
Other financial assets – net of current portion	3,413	3,481
Total Noncurrent Assets	561,955	539,396
Current Assets
Cash and cash equivalents	11,966	16,177
Short-term investments	389	391
Trade and other receivables	27,950	26,086
Inventories and supplies	2,017	3,340
Current portion of contract assets	1,307	1,387
Current portion of derivative financial assets	899	—
Current portion of debt instruments at amortized cost	25	200
Current portion of prepayments and other nonfinancial assets	12,293	13,215
Current portion of other financial assets	629	320
	57,475	61,116
Assets classified as held-for-sale	8,097	9,007
Total Current Assets	65,572	70,123
TOTAL ASSETS	627,527	609,519

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,312	130,312
Retained earnings	30,465	22,020
Other comprehensive loss	(42,947)	(42,212)
Total Equity Attributable to Equity Holders of PLDT	112,928	105,218
Noncontrolling interests	1,339	5,168
TOTAL EQUITY	114,267	110,386

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at June 30, 2024 and December 31, 2023

(in million pesos)

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	251,950	243,152
Lease liabilities – net of current portion	44,917	41,625
Deferred income tax liabilities – net	33	165
Derivative financial liabilities – net of current portion	—	12
Customers’ deposits	2,260	2,238
Pension and other employee benefits	4,064	5,661
Deferred credits and other noncurrent liabilities	9,588	9,607
Total Noncurrent Liabilities	312,812	302,460
Current Liabilities
Accounts payable	90,880	81,014
Accrued expenses and other current liabilities	86,192	88,750
Current portion of interest-bearing financial liabilities	11,424	11,646
Current portion of lease liabilities	6,958	5,921
Dividends payable	1,959	1,912
Current portion of derivative financial liabilities	89	1,021
Income tax payable	1,190	4,630
	198,692	194,894
Liabilities associated with assets classified as held-for-sale	1,756	1,779
Total Current Liabilities	200,448	196,673
TOTAL LIABILITIES	513,260	499,133
	627,527	609,519

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

(in million pesos, except earnings per common share amounts which are in pesos)

	For the Six Months Ended		For the Three Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
CONTINUING OPERATIONS
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	103,443	99,251	51,248	49,525
Non-service revenues	4,140	4,787	2,111	2,151
	107,583	104,038	53,359	51,676
EXPENSES
Selling, general and administrative expenses	39,745	39,833	20,469	19,582
Depreciation and amortization	24,281	23,950	12,639	12,271
Cost of sales and services	6,845	7,690	3,592	3,643
Asset impairment	2,049	2,147	1,090	1,045
Interconnection costs	6,546	4,720	3,055	2,101
	79,466	78,340	40,845	38,642
	28,117	25,698	12,514	13,034

OTHER EXPENSES – NET	3,814	924	1,403	482

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	24,303	24,774	11,111	12,552

PROVISION FOR INCOME TAX	5,786	6,238	2,487	3,090
NET INCOME FROM CONTINUING OPERATIONS	18,517	18,536	8,624	9,462

NET LOSS FROM DISCONTINUED OPERATIONS	—	(29)	—	(4)
NET INCOME	18,517	18,507	8,624	9,458
ATTRIBUTABLE TO:
Equity holders of PLDT	18,413	18,451	8,589	9,436
Noncontrolling interests	104	56	35	22
	18,517	18,507	8,624	9,458
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	85.09	85.27	39.69	43.61
Diluted	85.09	85.27	39.69	43.61
Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT
Basic	85.09	85.40	39.69	43.63
Diluted	85.09	85.40	39.69	43.63

	PLDT Consolidated
	First Half
(Php in mn)	2024	2023	% Change

Total revenues	107,583	104,038	3%

Service revenues (a)	103,443	99,251	4%

Expenses (b)	79,466	78,340	1%

EBITDA (c)	53,936	52,128	3%
EBITDA Margin	52%	53%

Income before Income Tax	24,303	24,774	(2%)

Provision for Income Tax	5,786	6,238	(7%)

Net Income - Attributable to Equity Holders of PLDT	18,413	18,451	-

Telco Core Income (d)	18,014	17,562	3%

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	103,443	99,251	4%
Interconnection costs	6,546	4,720	39%
Service Revenues, net of interconnection costs	96,897	94,531	3%

(b) Expenses includes Interconnection Costs and MRP expenses
(c) EBITDA excluding the impact of MRP
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, MRP and share in Maya Innovations Holdings losses

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting www.pldt.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : August 13, 2024